Exhibit 99.1

Yirendai to Hold 2016 Annual General Meeting on December 6, 2016

Beijing, November 22, 2016 — Yirendai Ltd. (NYSE: YRD) (“Yirendai” or the “Company”), a leading online consumer finance marketplace in China connecting investors and individual borrowers, today announced that it will hold its 2016 annual general meeting of shareholders at 42nd Floor, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong on December 6, 2016 at 4:00 p.m. (Hong Kong time). Holders of common shares of the Company whose names are on the register of members of the Company at the close of business on November 22, 2016 are entitled to receive notice of the annual general meeting or any adjournment or postponement thereof. Beneficial owners of the Company’s American Depositary Shares (“ADSs”) are welcome to attend the annual general meeting in person.

No proposal will be submitted for shareholder approval at the annual general meeting. Instead, the annual general meeting will serve as an open forum for shareholders and beneficial owners of the Company’s ADSs to discuss Company affairs with management.

The notice of the annual general meeting is available on the Company’s website at http://yirendai.investorroom.com/. Yirendai has filed its annual report on Form 20-F, including its audited financial statements for the fiscal year ended December 31, 2015, with the U.S. Securities and Exchange Commission (the “SEC”). Yirendai’s Form 20-F can be accessed on the above-mentioned Company website, as well as on the SEC’s website at http://www.sec.gov.

Shareholders may request a hard copy of the Company’s annual report on Form 20-F, free of charge, by contacting Yirendai at matthewli@yirendai.com, or by writing to Yirendai at 4/F, Building 2A, No. 6 Lang Jia Yuan, Chaoyang District, Beijing 100022, the People’s Republic of China, telephone: +86 10 5236-2498.

About Yirendai Ltd.

Yirendai Ltd. (NYSE: YRD) is a leading online consumer finance marketplace in China connecting investors and individual borrowers. The Company provides an effective solution to address largely underserved investor and individual borrower demand in China through an online platform that automates key aspects of its operations to efficiently match borrowers with investors and execute loan transactions. Yirendai deploys a proprietary risk management system, which enables the Company to effectively assess the creditworthiness of borrowers, appropriately price the risks associated with borrowers, and offer quality loan investment opportunities to investors. Yirendai’s online marketplace provides borrowers with quick and convenient access to consumer credit at competitive prices and investors with easy and quick access to an alternative asset class with attractive returns. For more information, please visit yirendai.investorroom.com.

For investor and media inquiries, please contact:

Yirendai

Hui (Matthew) Li

Director of Investor Relations

Email: matthewli@yirendai.com

Christensen IR

In China

Christian Arnell

Phone: +86 (0) 10-59001548

Email: carnell@christensenir.com

In the U.S.

Linda Bergkamp

Phone: +1 (480) 614-3004
Email: lbergkamp@christensenir.com